Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement Filed June 12, 2006
Registration Statement No. 333-132868
Zions Bancorporation
Free Writing Prospectus Dated June 22, 2006
     The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement of Zions Bancorporation filed with the Securities Exchange Commission (the “SEC”) on June 12, 2006 (including the base prospectus filed with the SEC on March 31, 2006, as well as the documents incorporated by reference therein).
     On June 16, 2006, Dow Jones Newswires published an article regarding Zions Bancorporation (“Zions”), the full text of which is reproduced below. The information set forth in the article was not prepared by Zions and, with the exception of the statements and acknowledgements attributed directly to Mr. Evan Hill in the 7th, 8th, 11th, 12th, 13th, 14th, 15th and 16th paragraphs of the article, constitutes the author’s opinion, which is not necessarily endorsed or adopted by Zions. In particular, Zions assumes no responsibility for the statements in the 18th and 19th paragraphs of the article, which were statements made by people unrelated to Zions.
     For purposes of clarification, the option expense valuation of $16 attributed to Mr. Evan Hill in the first sentence of the 7th paragraph of this article resulted from a hypothetical valuation based on historical assumptions applicable prior to the promulgation of Statement of Financial Accounting Standards No. 123R, Share Based Payment, issued by the Financial Accounting Standards Board. Rather than as reported in this article, the hypothetical valuation is not an indication of the value of the Employee Stock Option Appreciation Rights Securities being offered by Zions (the “ESOARS”), as determined using Zions’ current method of calculating option expense. Zions has not yet determined its option expense attributable to the stock options underlying the ESOARS, and the market value of the ESOARS themselves will be determined pursuant to a public auction.
Zions Aims At ‘Huge’ Market For Option Valuation Method
[Dow Jones & Company, Inc. — 2006-06-16]
By Patricia Kowsmann, Of DOW JONES NEWSWIRES
     WASHINGTON (Dow Jones)—Zions Bancorporation (ZION) is aiming to offer — for a fee — an accounting method that it says could help companies cut their reported expense for employee stock options, perhaps by as much as two-thirds.
     Zions, a Salt Lake City-based bank holding company, will need regulatory approval in order to use the accounting method for itself, or to offer it to other corporations.

     The Zions plan was spurred by a recent change in accounting rules that requires companies to record the expense of granting stock options. To do that, companies are relying on traditional valuation methods that, some argue, overstate options-related expenses and unfairly reduce reported earnings.
     Zions’ solution: Let the market decide the value of the options.
     To that end, Zions says it has created a derivative security whose value matches the value that employees ultimately will receive for their options — and therefore the real expense that Zions will incur as a result of its employee stock option grants. These Employee Stock Option Appreciation Rights Securities, or Esoars, are to be offered in an Internet auction June 28 and 29.
Hoping To Offer To Other Companies
     The price established in the auction will represent the real cost of employee stock options, Zions contends. If regulators agree, Zions plans to market the technique to other publicly traded companies.
     Using Zions’ current method for calculating option expense, Esoars would be worth about $16 each, said Evan Hill, a Zions vice president who helped to develop the derivative security. In the upcoming auction, he said, the valuation could be one-third of that.
     “We would expect that this would price somewhere in the $5 range to low teens, “ Hill said.
     Stock option grants give employees the right to buy company stock at a preset price. A number of companies have reported cutting back on granting options to their employees because firms now must record the grants as an expense.
     Esoars represent the company’s payment obligation but don’t represent any ownership interest in the company or in any of the options. If the options aren’t exercised, Esoars investors lose their investment, but the more value Zions employees get for their options, the better Esoars holders do.
     Zions’ opportunity lies in the concerns that companies have over the valuation of stock options, and their desire to more accurately record that expense, Hill said.
     “We would like to do this auction for hundreds of companies,” he said. “We see a huge market on this.”
     The Securities and Exchange Commission still needs to approve the method, and the company has been keeping the regulator up to date on the securities offering, Hill said.
     If the SEC approves it, “we can run auctions for people using the technology that we’ve developed for this auction and do it more cost-effectively than even running (traditional) models is,” Hill said. He estimated that a company would pay Zions $100,000 to $150,000 per auction, which would typically be held shortly after the option grant date.

     Zions would not only run the auctions, Hill said, but would also help prepare the documentation necessary to make an offering.
     Hill said the company already has filed a provisional patent on its auction model — meaning that in order to use the method, companies would have to get permission from Zions or use Zions’ services.
     Previous attempts to create markets for options-based securities, such as one proposed by Cisco Systems Inc. (CSCO), called for sales through private placements. That created a potential problem in that both the company selling the securities and buyers had an interest in seeing the instruments priced as low as possible.
Market’s Robustness Is Important
     Whether Zions’ technique or some similar method ultimately gains approval will depend, in part, on whether a sufficiently robust auction can be created, said one expert.
     “I think (the auction) is a very good idea to establish a fair market value for the options, provided that the market is not too thin, the volume is reasonably large and (Zions) provides a lot of information to enable the market to value the options properly,” said Joshua Ronen, an accounting professor at New York University’s Stern School of Business.
     In the auction, to be hosted on the Internet Web site www.esoars.com, Zions plans to offer 93,603 Esoars. The auction is scheduled to open at 9:30 a.m. EDT on June 28, and close at 4:15 p.m. EDT on June 29.
-By Patricia Kowsmann, Dow Jones Newswires; 202-862-1350; patricia.kowsmann@ dowjones.com
(END) Dow Jones Newswires
06-16-06 2004ET
Copyright (c) 2006 Dow Jones & Company, Inc.
Forward-Looking Statements
     In addition to historical information, this free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the timing and benefits of the proposed transaction, expected synergies, and anticipated future financial operating performance and results. Such statements encompass Zions’ beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “should,” “likely” and similar expressions identify forward-looking statements. All forward-looking statements included in this release are made as of the date hereof and are based on information available to Zions as of such date. Zions assumes no obligation to update any forward-looking statement. Risk factors, cautionary statements and other conditions which could cause actual results to differ from management’s current expectations are contained in Zions’ filings with the Securities and Exchange Commission, including the section of Zions’ preliminary prospectus supplement dated June 12, 2006, entitled “Risk Factors.”

     Zions Bancorporation has filed a registration statement (including a prospectus) with the SEC (File no. 333-132868) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (800) 524-8875. You may also get a copy at www.esoars.com.